

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 3, 2009

Mr. Timothy R. McLevish
Chief Financial Officer
Kraft Foods Inc.
Three Lakes Drive
Northfield, IL 60093

> **Re: Kraft Foods Inc.**
> **Preliminary Proxy Statement on Schedule 14A (Amendment 1)**
> **Filed November 25, 2009**
> **Response Letter Dated November 25, 2009**
> **File No. 001-16483**

Dear Mr. McLevish:

We have reviewed your filing and response letter and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Schedule 14A Filed on November 25, 2009

Unaudited U.S. GAAP Pro Forma Financial Information, page 58

1. We have read your response to prior comment 1. Please tell us whether you have requested more current financial information from Cadbury Plc, specifically, covering the third quarter of its fiscal year 2009, and were denied. If this is your situation, we would expect prominent disclosure of this matter adjacent to all historical and pro forma financial information included in your filings, clarifying that you would ordinarily be required to provide more current financial information, with details of your interaction with Cadbury Plc and inability to obtain more current financial information from this entity.

Closing Comments

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

Please contact Jenifer Gallagher at (202) 551-3706 or, in her absence, me at (202) 551-3686 with any questions.

Sincerely,

Karl Hiller
Branch Chief

cc: Ms. Barbara Becker
        Gibson, Dunn & Crutcher LLP